SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                             Commission File Number    000-33231


(Check One)
[ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [X ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For period ended    November 30, 2003


[  ] Transition Report on Form 10-K and Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q and Form 10-QSB
[  ] Transition Report on Form N-SAR

         For the transition period ended
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         Read Attached  Instruction Sheet Before Preparing Form. Please Print or
Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant   Hy-Tech Technology Group, Inc.

         Address of principal executive office 1840 Boy Scout Drive

         City, State and Zip Code   Fort Myers, Florida 33907

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                                     PART II
                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         [X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

         Due to unanticipated delays in completing its financial statements for the quarter ended November 30, 2003, registrant has only recently provided such financial statements and related data to its independent accountants for review. Registrant expects its Form 10-QSB to be filed on or before January 19, 2004.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Adam S. Gottbetter, Esq.             (212)              400-69000
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                                           (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                              [X] Yes [ ] No

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         (3) Is it  anticipated  that  any  significant  change  in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.


         It is anticipated that there will be a net loss of approximately $994,000 for the three months ended November 30, 2003 as compared to a net loss of approximately $19,000 for the three months ended November 30, 2002.

         It is anticipated that there will be a net loss of approximately $987,000 for the nine months ended November 30, 2003 as compared to a net loss of approximately $312,000 for the nine months ended November 30, 2002.




                         Hy-Tech Technology Group, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: January 15, 2004                             By: /s/ Martin Nielson
                                                       --------------------
                                                       Martin Nielson, CEO